SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

The Registrant held a Special Meeting of Shareholders on June 14, 2019, at 10:00 a.m., Beijing Time, at its executive offices at No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, China.

A total of 41,632,649 votes of the Registrant’s common shares present in person or by proxy, representing 87.86% of the combined voting power of the Class A common shares and Class B common shares entitled to vote at the Special Meeting (voting together as a single class) and constituting a quorum for the transaction of business.

Each Class A common share is entitled to one vote, and each Class B common share is entitled to five votes. For the Share Transfer Proposal, NiSun Proposal and Option Proposal, Class A common shares have one vote per share, Class B common shares have five votes per share, and Class A and Class B shares are counted separately, with a majority of each class required for approval. For the Reverse Split Proposal, Class A shares have one vote per share, Class B common shares have five votes per share, and Class A and Class B common shares are counted as a single group, with a majority of the group required for approval.

The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the Special Meeting. Abstentions were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal. There were no broker non-votes. Note that the number of Class B common shares represented below is equal to 7,778,400 Class B common shares multiplied by five votes per Class B share.

1. APPROVAL OF SHARE TRANSFER PROPOSAL
	Class A	Class B
For:	2,733,801	38,892,000
Against:	2,000	—
Abstain:	4,648	—

2. APPROVAL OF NISUN PROPOSAL
	Class A	Class B
For:	2,703,686	38,892,000
Against:	32,000	—
Abstain:	4,963	—

3. APPROVAL OF OPTION PROPOSAL
	Class A	Class B
For:	2,702,686	38,892,000
Against:	32,315	—
Abstain:	5,648	—

4. APPROVAL OF REVERSE SPLIT PROPOSAL
	Class A and Class B
For:	41,593,435
Against:	34,566
Abstain:	4,648

5. APPROVAL OF ADJOURNMENT PROPOSAL
	Class A and Class B
For:	41,595,036
Against:	32,315
Abstain:	5,298

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

Date: June 19, 2019	By:	/s/ Anyuan Sun
	Name:	Anyuan Sun
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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